Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information dated September 2, 2025 and included in this Pre-Effective Amendment No. 3 to the Registration Statement (Form N-2, File No. 333-285896) of Lincoln Bain Capital Total Credit Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2025, with respect to the financial statements of Lincoln Bain Capital Total Credit Fund included in the Annual Report to Shareholders (Form N-CSR) for the period from March 4, 2025 (date of commencement of operations) to March 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

September 2, 2025